UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 25
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14536
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PartnerRe Ltd.
New York Stock Exchange
(Exact name of Issuer as specified in its charter,
and name of Exchange where security is listed and/or registered)

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90 Pitts Bay Road
Pembroke HM08, Bermuda
+1 441-292-0888
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

4.875% Series J Fixed Rate Non-Cumulative Preferred Shares, $1.00 par value
(Description of class of securities)

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Please place an X in the box to designate the rule provisions relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, PartnerRe Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

PartnerRe Ltd.
(Registrant)

Date:	July 11, 2024	By:	/s/ Gerd Maxl
Name: Gerd Maxl
Title: Chief Legal Counsel